

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2021

Alexander Mandel
Chief Financial Officer
Fluent, Inc.
300 Vesey Street
9th Floor
New York, NY 10282

> **Re: Fluent, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 16, 2021**
> **File No. 001-37893**

Dear Mr. Mandel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Business, page 1

1. Please describe and name the significant owned and operated digital media properties through which you conduct your business.

Definitions, Use and Reconciliation of Non-US GAAP Financial Measures, page 24

2. We note your presentation of the Non-GAAP measure "Media margin." Please tell us why you believe revenue is the most directly comparable GAAP measure given that Media margin contemplates costs. It appears that this measure is more akin to a measure of GAAP Gross profit, and therefore, your reconciliation should begin with this GAAP measure, even if it is not presented on your consolidated statement of operations. Please revise. Additionally, please balance your presentation of "Media margin percentage of revenue" with the most directly comparable GAAP measure in accordance with Item

10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Results of Operations
Summary, page 27

3.   Please balance your presentation of the Non-GAAP measure "Media margin" with the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services